EXHIBIT 99.1

Solaris Reports 81m of 0.73% CuEq within 544m of 0.50% CuEq from Surface; Announces Major Expansion of 2024 Drill Program Supported by Record Productivity

VANCOUVER, British Columbia, June 11, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to report additional drill results as its 2024 drilling program ramps up and a major expansion of planned meterage from 30km to 60km in this program. The expansion of the 2024 drilling program is supported by the closing of its recent financing and significant productivity improvements from past infrastructure investments and improved logistics and processes at its Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. Highlights are listed below, with a corresponding image in Figure 1 and results in Tables 1-2.

Highlights

  Latest drilling results include SLSE-33, collared on the southern margin of Warintza Southeast and drilled at a steep inclination northeast, returning 81m of 0.73% CuEqˆ from near surface within a broader interval of 544m of 0.50% CuEqˆ from surface and bottoming in mineralization

  SLSE-35 was collared from a central platform at Warintza East and drilled east, returning 189m of 0.50% CuEqˆ from surface within a broader interval of 580m of 0.42% CuEqˆ and remaining open in mineralization, with the last 10m averaging 0.41% CuEqˆ

  Major expansion of 2024 drilling program from 30km to 60km supported by the proceeds of the recently closed financing (see press release dated June 10, 2024) and significant productivity improvements to target open lateral extensions of mineralization beyond the pit, including into the Patrimonio target area, improve drilling density and support technical studies

  Continued drilling ramp up with six rigs completing 7.7 km in May and a seventh rig expected soon to challenge the prior peak drilling rate achieved with 12 rigs in 2021 primarily as a result of improved logistics from infrastructure investments, construction of on-site facilities and trail networks connecting new drilling platform locations together with process optimization

  Updated mineral resource estimate on track for release early July

  Ongoing regional exploration efforts have expanded the footprint of epithermal-style mineral alteration from the Caya area into the adjacent Mateo porphyry target 6km east of the Warintza cluster, while field crews have also been active on the newly-acquired adjacent claims (see press release dated April 30, 2024), with further details to be provided in subsequent releases

Mr. Javier Toro, Chief Operating Officer, commented: “We are very pleased to have doubled the planned drilling for the Warintza project which will contribute to future growth and improved confidence in resources while also providing technical data for mine design and mine planning purposes to support technical studies. The forthcoming mineral resource estimate update in July will reflect two years of additional drilling from the prior estimate in 2022, with drilling continuing through the end of the year.”

Figure 1 – Plan View of Drilling to Date

Table 1 – Assay Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEqˆ (%)
SLSE-35	June 11, 2024	0	580	580	0.33	0.02	0.04	0.42
Including		0	189	189	0.41	0.02	0.04	0.50
SLSE-34		0	522	522	0.28	0.02	0.03	0.36
Including		66	318	252	0.31	0.02	0.03	0.40
SLSE-33		6	550	544	0.40	0.02	0.06	0.50
Including		54	135	81	0.60	0.02	0.07	0.73

Notes to table: True widths are interpreted to be very close to drilled widths due to the bulk-porphyry style mineralized zones at Warintza.

Table 2 - Collar Locations

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLSE-35	801485	9648192	1129	580	90	-80
SLSE-34	801483	9648241	1170	523	40	-80
SLSE-33	801532	9647848	1154	550	50	-85

Notes to table: The coordinates are in WGS84 17S Datum.

Endnotes

  Copper-equivalence calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au, and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work.

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located on site. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Details on the surface sampling conducted at the Project are set out in the technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador (Amended)” with an effective date of April 1, 2022, prepared by Mario E. Rossi and available on the Company’s SEDAR+ profile and website. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that SLSE-35 remains open in mineralization, a major expansion of 2024 drilling program from 30km to 60km to target open lateral extensions of mineralization beyond the pit, including into the Patrimonio target area, improve drilling density and support technical studies, seventh rig expected soon to challenge the prior peak drilling rate achieved with 13 rigs in 2021, updated mineral resource estimate on track for release early July, ongoing regional exploration efforts have expanded the footprint of epithermal-style mineral alteration from the Caya area into the adjacent Mateo porphyry target 6km east of the Warintza cluster, while field crews have also been active on the newly-acquired adjacent claims, with further details to be provided in subsequent releases. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programs. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/baace231-5260-48a6-88ff-c9766c598ec1